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                           July 26, 2023

       Jay Madhu
       Chief Executive Officer
       Oxbridge Acquisition Corp.
       Suite 201, 42 Edward Street
       Georgetown, Grand Cayman
       P.O. Box 469, KY1-9006
       Cayman Islands

                                                        Re: Oxbridge
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed July 18, 2023
                                                            File No. 333-270848

       Dear Jay Madhu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       General

   1. We note your reference to the 2023 Extension Meeting and 2023 Extension Amendment
                                                        Proposal. We further
note you are also asking Oxbridge stockholders to vote at the 2023
                                                        Extension Meeting to
adopt amendments to the Existing Organizational Documents that would allow Oxbridge to
consummate the business combination even if Oxbridge will
                                                        have less than
$5,000,001 in net tangible assets (the "Redemption Limitation Amendment
                                                        Proposal"). Please
include a Question and Answer on the 2023 Extension Amendment
                                                        Proposal and the
Redemption Limitation Amendment Proposal. Explain why you are
 Jay Madhu
Oxbridge Acquisition Corp.
July 26, 2023
Page 2
      asking stockholders to vote on this proposal now, as opposed to at an earlier time.
      Additionally, provide a discussion of the related risks for investors and the post-business combination company and include corresponding disclosure in the risk factors section.
      Lastly, identify the provisions that Oxbridge is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1, and discuss the impact that the trust falling below $5,000,001 would have Oxbridge's exchange listing and the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. In that regard, we note you disclose that you received a notice from Nasdaq indicating that the company is no longer in compliance with the minimum market value of listed securities set forth in
      Nasdaq Listing Rule 5550(b)(2).
2. We note that the Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions, including that Oxbridge shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights. Please revise to clarify whether the parties have waived this condition to the closing.
3. Please revise your sensitivity analysis to show the impact on the maximum redemption scenario assuming approval of the Redemption Limitation Amendment
Proposal.
       You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or
Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff
Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameJay Madhu
                                                            Division of
Corporation Finance
Comapany NameOxbridge Acquisition Corp.
                                                            Office of Energy &
Transportation
July 26, 2023 Page 2
cc:       Hallie Heath
FirstName LastName